UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):    __ Form 10-K    __ Form 20-F    __ Form 11-K    X Form 10-Q    __ Form 10-D    __ Form N-SAR
__ Form N-CSR
For Period Ended:     September 30, 2012
__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
RDA HOLDING CO.
Full Name of Registrant

Former Name if Applicable
750 Third Avenue
Address of Principal Executive Office (Street and Number)
New York, NY 10017
City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RDA Holding Co. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 on or prior to November 14, 2012 because it is in the process of completing its analysis and quantifying the impact of corrections to prior period amounts related to non-cash tax provisions, non-cash impairment charges and stock-based compensation expense for the fourth quarter of 2010, the second, third and fourth quarters of 2011, and the first and second quarters of 2012. We expect these corrections to increase our net loss by approximately $5 million to $10 million in each of the periods February 20 to December 31, 2010, the year ended December 31, 2011, and the six months ended June 30, 2012. We expect the impact on the interim quarterly periods to be consistent with this range. We are currently evaluating the control implications of these corrections and we expect to have remediation steps in effect by December 31, 2012. In addition, the Company is in the process of completing an interim impairment analysis for the third quarter of 2012, for which it estimates recording impairment charges against goodwill and other intangible assets in the range of $80 million to $85 million, primarily in our Europe segment. As a result of these analyses, the Company is unable to file its Form 10-Q on a timely basis without unreasonable effort and expense. The Company intends, and will use its best efforts, to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Andrea Newborn	914	244-5622
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X      No __

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes X No __

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect there to be a significant change in net loss for the third quarter of 2012 when compared to the corresponding period in 2011, primarily driven by the impairment charges in the third quarter of 2012 discussed above, which are expected to be in the range of $80 million to $85 million.

           RDA Holding Co.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

RDA Holding Co.

/s/ Andrea Newborn
Name: Andrea Newborn
Title: Senior Vice President, General Counsel and Secretary
Date: November 15, 2012

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).